

April 16, 2013

Via E-mail
Julie M.B. Bradley
Chief Financial Officer
TripAdvisor, Inc.
141 Needham Street
Newton, MA  02464

> **Re:**    **TripAdvisor, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 15, 2013**
> **File No. 001-35362**

Dear Ms. Bradley:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Drivers of Click-Based Advertising Revenue, page 37

1.    You disclose that key drivers of click-based advertising revenue include growth in hotel shoppers, user conversion, and lead pricing.  Please consider quantifying these drivers for each period presented in order to supplement your results of operations discussion. Additionally, please ensure you disclose any possible limitations associated with calculating these metrics (e.g., the presence of fictitious or duplicate users), as applicable. Finally, ensure that material changes and/or trends in these metrics are addressed in your

discussion of results of operations for revenue to the extent that you have not already done so.  See Item 303(a) of Regulation S-K and for guidance, refer to Section III.B of SEC Release No. 33-8350.  In your response, please provide us with your proposed disclosure.

2.      We note your disclosure on page 37 that you have 44 million marketable members.  Please explain to us, in greater detail, what these members represent and whether these members generate revenue. Also, tell us whether you believe the number of "marketable members" is a key driver.

3.      We note your disclosure of several key drivers of click-based advertising revenue; however, you have not disclosed any key drivers of display-based advertising revenue.  Please tell us if there are any key drivers associated with your display-based advertising revenue and if so, please describe them in your response and address the concerns raised in our first comment.

4.      We note from your disclosure of revenue by geographic area in Note 17 that the majority of your revenue growth has been generated by "other countries."   In addition to your consideration to provide key user metrics in response to our comments included herein, please also consider providing these metrics by geographic region and/or consider addressing revenue growth by geography in your results of operations discussion.

Key Growth Areas, page 37

5.      Please consider disclosing the number of monthly unique users on mobile devices for each period presented or tell us why such information would not be material to investors.  While we note that you currently have not monetized mobile use, we do note your disclosure on page 39 where you indicate that mobile offerings are a key priority that you believe is necessary to maintain and grow your user base and engagement over the long term.  In your response, please provide us with your proposed disclosure.

6.      We note your disclosure on page 38 that your Wisdom of Friends initiative is a core component of your strategic growth.  To the extent that growth in your revenues is being generated by your Facebook users, please address the concerns raised in our first comment.

7.      We note your discussion of Vacation Rentals and Business Listings on page 38.  Please tell us what you consider to be key drivers for "subscription, transaction, and other" revenue and address the concerns raised in our first comment.

Adjusted EBITDA, page 42

8.      We note that you reconcile adjusted EBITDA to operating income in your Form 10-K and in your earnings releases furnished on Form 8-K.  Since you present adjusted

EBITDA as a performance measure, please confirm that you will revise your presentation of this measure to be reconciled to net income in future filings. In this regard, we believe that operating income would not be considered the most directly comparable because EBIT and EBITDA make adjustment for items that are not included in operating income. We refer you to Question 103.02 of our Compliance and Disclosure Interpretations available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Item 8.  Consolidated and Combined Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 63

9.      We note that the first paragraph of the audit report does not refer to the Consolidated and Combined Statements of Operations on page 64.  Please amend your Form 10-K to include an opinion that references all of the audited financial statements.  Refer to AU Section 508.08.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379, Christine Davis, Assistant Chief Accountant, at (202) 551-3408, or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/  Kathleen Collins

Kathleen Collins
Accounting Branch Chief